[COMPANY LETTERHEAD]
October 3, 2006
SENT VIA EDGAR AND FAX

Ms. Kathleen Collins
Accounting Branch Chief
Securities and Exchange Commission
One Station Place
100 F Street, NE
Washington, D.C. 20549-4561

RE:	The Ultimate Software Group, Inc. Form 10-K for Fiscal Year Ended December 31, 2005 Filed March 15, 2006 Forms 8-K Filed April 26, 2006 and July 26, 2006
Dear Ms. Collins:
          On behalf of The Ultimate Software Group, Inc. (the “Company”), I am responding to the Staff’s comments with respect to the above-referenced filings. Comments in your letter dated September 5, 2006 are reproduced below and are followed by the Company’s responses. As part of the Company’s response, reference is made to the original disclosures included in the Company’s most recent Form 8-K which was filed on July 26, 2006, to the extent such disclosures provide a part of the explanation in the Company’s response.
Forms 8-K Filed on April 26, 2006 and July 26, 2006
1.	We believe the non-GAAP operating statement columnar format appearing in the Forms 8-K noted above may create the unwarranted impression to investors that the non-GAAP operating statement has been prepared under a comprehensive set of accounting rules or principles while also conveying undue prominence to a statement based on non-GAAP measures. In addition, Section II.A.2 of SEC Release 33-8176 defines non-GAAP measures and does not contemplate including non-GAAP financial statements as a “measure.” Please remove that presentation, or explain to us in reasonable detail why its retention is justified in light of these concerns. As a substitute for this presentation format, you may consider presenting only individual non-GAAP measures (i.e., line items, subtotals, etc.) provided each one complies with Item 10 of Reg. S-K and the Division of Corporation Finance’s Frequently Asked Questions Regarding Use of Non-GAAP Financial Measures, Question 8.

Management Response

The Company presented the non-GAAP operating statement columnar format in its Forms 8-K noted above with the intention of providing the users of its financial statements, including investment analysts, investors and shareholders, with more comparable operating results relative to the prior periods presented in such filings. The non-GAAP measure which was presented in the filings noted above pertained to non-cash stock-based compensation resulting from the newly implemented SFAS 123R, which was not reflected in the prior periods. The Company believed that the users of its financial statements could potentially misunderstand the results of its current period operations when compared to the same periods of the prior years since such prior periods were absent these non-cash expenses.

The Company also understands that many investors and analysts that report on the Company’s performance maintain financial models of the Company’s performance from period to period that exclude the effects of these non-cash charges. Accordingly, the Company presented the non-GAAP operating statement columnar format as a means of providing sufficient financial information to support the financial models maintained by some of its investors and investment analysts.

For future filings, the Company will remove the non-GAAP operating statement columnar format based on the Staff’s suggestion that such presentation could be misinterpreted by investors to have been prepared under a comprehensive set of accounting rules or principles while also placing undue prominence on a financial statement based on non-GAAP measures. The Company intends, in future filings, to use a presentation of non-GAAP measures substantially in the form of the example attached to this letter as Attachment A, which presents only individual non-GAAP measures which comply with Item 10 of Reg. S-K and the Division of Corporation Finance’s Frequently Asked Questions Regarding Use of Non-GAAP Financial Measures, Question 8 (or “FAQ No. 8”).

2.	We note your use of non-GAAP measures under Item 9.01 of the Forms 8-K noted above and we further note your disclosures that you believe “non-GAAP measures of financial results provide useful information to management and investors regarding certain financial and business trends relating to the Company’s financial condition and results of operations”. Your current disclosures regarding the reasons for presenting these non-GAAP measures appear overly broad considering that companies and investors may differ as to which items warrant adjustment. Tell us how you considered Question 8 of Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures to include the following disclosures for each non-GAAP measures:
•	the manner in which management uses the non-GAAP measure to conduct or evaluate its business;

•	the economic substance behind management’s decision to use such a measure;

•	the material limitations associated with the use of the non-GAAP financial measure as compared to the use of most directly comparable GAAP financial measure;

•	the manner in which management compensates for these limitations when using the non-GAAP financial measure; and

•	the substantive reasons why management believes the non-GAAP financial measure provides useful information to investors.
Management Response
The Company intended its disclosures in the referenced Forms 8-K to comply with the requirements set forth in FAQ No. 8. While the Company’s presentation of the disclosures did not follow the sequence of the disclosure requirements set forth in FAQ No. 8, the Company believed that its disclosures were in conformity with FAQ No. 8 requirements on an overall basis.
In order to identify the Company’s specific disclosures within its overall non-GAAP measures disclosures in the referenced Form 8-K filings, as they pertain to FAQ No. 8 requirements, the Company will break down its response to this Staff comment by each of FAQ No. 8 requirements identified above and will include the relevant excerpt(s) from its original disclosures.
In some cases, the Company agrees that its explanatory disclosures regarding its use of non-GAAP financial measures could be improved, and intends, in future filings, to provide more detailed disclosure. The Company’s supplemental disclosures are indicated within the context of management’s response below. An example of the Company’s proposed new language for future filings, is attached to this letter as Attachment A.
FAQ NO. 8 disclosure requirement:
•	the manner in which management uses the non-GAAP measure to conduct or evaluate its business;
Relevant excerpt from original disclosure:
“Ultimate Software believes that non-GAAP measures of financial results provide useful information to management regarding certain financial and business trends relating to the Company’s financial condition and results of operations. Management of the Company uses these non-GAAP results to compare the Company’s performance to that of prior periods for trend analyses, for purposes of determining executive incentive compensation, and for budget and planning purposes. These measures may be different from non-GAAP financial measures used by other companies.”
Additional language proposed by the Company to improve the disclosure:

“These measures are used in monthly financial reports prepared for management and in quarterly financial reports presented to the Company’s Board of Directors.”
FAQ NO. 8 disclosure requirement:
•	the economic substance behind management’s decision to use such a measure;
Relevant excerpt from original disclosure:
“Stock-based compensation expenses are excluded in the non-GAAP financial measures because they are non-cash expenses that the Company does not consider part of ongoing operations when assessing its financial performance. Such exclusion also provides a better comparison of results for fiscal 2006 and the Company’s business outlook for future periods with results for periods prior to 2006, which did not include stock-based compensation (except for a nominal amount related to options granted to certain members of the Board for Board-related services that were recorded in accordance with APB Opinion No. 25). The dilutive effect of all outstanding options is included in the calculation of diluted earnings per share on both a GAAP and a non-GAAP basis.”
The Company believes that many analysts and investors exclude stock-based compensation in assessing the Company’s business performance. Stock-based compensation expense has no associated cash expense for the Company. Net income that excludes expenses of this nature provides important information to investors, who, for example, may wish to distinguish a company that manages its business using more equity and less cash to compensate employees. In addition, investors may wish to view the business using non-GAAP measures that the Company chooses to use to manage its business.
The Company also notes that investors who prefer to review GAAP information alone are able to do so, and that presenting its non-GAAP financial measures allows investors who wish to analyze that information to do so easily, but along with the GAAP financial information for context and quantitative reconciliation for clarity. This presentation also facilitates comparison across periods to show results calculated on a consistent basis.
FAQ NO. 8 disclosure requirement:
•	the material limitations associated with the use of the non-GAAP financial measure as compared to the use of most directly comparable GAAP financial measure;
Relevant excerpts from original disclosure:
“The non-GAAP financial measures presented by the Company should not be considered in isolation or as an alternative to such measures determined in accordance with generally accepted accounting principles in the United States (GAAP).”

“These measures may be different from non-GAAP financial measures used by other companies.”
Additional language proposed by the Company to improve the disclosure:
“The principal limitation of these non-GAAP financial measures is that they exclude significant expenses that are required by GAAP to be recorded. In addition, they are subject to inherent limitations as they reflect the exercise of judgments by management about which charges are excluded from the non-GAAP financial measures.”
FAQ NO. 8 disclosure requirement:
•	the manner in which management compensates for these limitations when using the non-GAAP financial measure; and
Relevant excerpt from original disclosure:
“Ultimate Software strongly urges investors and potential investors in the Company’s securities to review the reconciliation of its non-GAAP financial measures to the comparable GAAP financial measures that are included in this press release (under the caption “Reconciliation of Unaudited Condensed Consolidated Statements of Operations to Non-GAAP Unaudited Condensed Consolidated Statement of Operations”) and not to rely on any single financial measure to evaluate its business.”
Additional language proposed by the Company to improve the disclosure:
“To compensate for these limitations, the Company presents its non-GAAP financial measures in connection with its GAAP financial measures in connection with its GAAP results.”
FAQ NO. 8 disclosure requirement:
•	the substantive reasons why management believes the non-GAAP financial measure provides useful information to investors.
Relevant excerpts from original disclosure:
“Ultimate Software believes that non-GAAP measures of financial results provide useful information to management and investors regarding certain financial and business trends relating to the Company’s financial condition and results of operations. Management of the Company uses these non-GAAP results to compare the Company’s performance to that of prior periods for trend analyses, for purposes of determining executive incentive compensation, and for budget and planning purposes.”
“Stock-based compensation expenses are excluded in the non-GAAP financial measures because they are non-cash expenses that the Company does not consider part of ongoing operations when assessing its financial performance. Such exclusion also provides a better comparison of results for fiscal 2006 and the Company’s business outlook for future periods with results for periods prior to 2006, which did not include stock-based compensation (except for a nominal amount related to options granted to certain members of the Board for Board-related services that were recorded in accordance with APB Opinion No. 25).”
In its Form 8-K Item 2.02 disclosure, the Company believes it addressed the substantive reasons why these non-GAAP measures are useful to investors (and management) — because they exclude the effect of some non-cash expenses that are required under GAAP but that the Company believes are not indicative of its core operating results, and because the measures enhance comparability of results between periods.
The Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We believe our responses set forth above are fully responsive to the Staff’s comments. We would be pleased to discuss with you any additional questions the Staff may have regarding the Company’s disclosures. If you have any questions or comments regarding the information set forth above, please feel free to contact me at (954) 331-7069.
Sincerely,
/s/ Mitchell K. Dauerman
     Chief Financial Officer
cc: James A. FitzPatrick, Jr., Dewey Ballantine LLP

ATTACHMENT A
Use of Non-GAAP Financial Information *
This press release contains non-GAAP financial measures. Ultimate Software believes that non-GAAP measures of financial results provide useful information to management and investors regarding certain financial and business trends relating to the Company’s financial condition and results of operations. Management of the Company uses these non-GAAP results to compare the Company’s performance to that of prior periods for trend analyses, for purposes of determining executive incentive compensation, and for budget and planning purposes. These measures are used in monthly financial reports prepared for management and in quarterly financial reports presented to the Company’s Board of Directors. These measures may be different from non-GAAP financial measures used by other companies.
These non-GAAP measures should not be considered in isolation or as an alternative to such measures determined in accordance with generally accepted accounting principles in the United States (GAAP). The principal limitation of these non-GAAP financial measures is that they exclude significant expenses that are required by GAAP to be recorded. In addition, they are subject to inherent limitations as they reflect the exercise of judgments by management about which charges are excluded from the non-GAAP financial measures.
To compensate for these limitations, the Company presents its non-GAAP financial measures in connection with its GAAP financial measures in connection with its GAAP results. Ultimate Software strongly urges investors and potential investors in the Company’s securities to review the reconciliation of its non-GAAP financial measures to the comparable GAAP financial measures that are included in this press release (under the caption “Reconciliation of Unaudited Condensed Consolidated Statements of Operations to Non-GAAP Unaudited Condensed Consolidated Statement of Operations”) and not to rely on any single financial measure to evaluate its business.
Ultimate Software presents the following non-GAAP financial measures in this press release: non-GAAP operating margins, non-GAAP net income and non-GAAP net income per share. We exclude the following item from each of these non-GAAP financial measures:
Stock-based compensation. As required, the Company adopted SFAS 123(R) during the first quarter of 2006. Stock-based compensation, including the impact of the newly adopted SFAS 123(R) and restricted stock amortization, was $1.1 million for the three months ended June 30, 2006 and $2.7 million for the six months ended June 30, 2006. Stock-based compensation expenses are excluded in the non-GAAP financial measures because they are non-cash expenses that the Company does not consider part of ongoing operations when assessing its financial performance. Such exclusion also provides a better comparison of results for fiscal 2006 and the Company’s business outlook for future periods with results for periods prior to 2006, which did not include stock-based compensation (except for a nominal amount related to options granted to certain members of the Board for Board-related services that were recorded in accordance with APB Opinion No. 25). The dilutive effect of all outstanding options is included in the calculation of diluted earnings per share on both a GAAP and a non-GAAP basis.

*	Marked to show changes from the relevant portion of the Company’s most recent earnings announcement filed as an exhibit to the Company’s Current Report on Form 8-K dated July 26, 2006.

THE ULTIMATE SOFTWARE GROUP, INC. AND SUBSIDIARY
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share amounts)

	For the Three Months		For the Six Months
	Ended June 30,		Ended June 30,
	2006 (1)	2005 (1)	2006 (1)	2005 (1)
Revenues:
Recurring	$15,531	$12,141	$29,969	$23,729
Services	8,335	6,389	16,562	12,565
License	4,472	2,778	6,458	5,162

Total revenues	28,338	21,308	52,989	41,456

Cost of revenues:
Recurring	4,325	3,367	8,437	6,436
Services	6,404	4,786	13,369	9,820
License	391	176	647	299

Total cost of revenues	11,120	8,329	22,453	16,555

Gross Profit	17,218	12,979	30,536	24,901

Operating expenses:
Sales and marketing	7,548	5,267	14,490	10,457
Research and development	5,273	5,184	10,646	9,986
General and administrative	2,556	1,948	4,998	3,756

Total operating expenses	15,377	12,399	30,134	24,199

Operating income	1,841	580	402	702
Interest expense	(60)	(61)	(100)	(116)
Interest and other income	390	170	730	303

Net income	$2,171	$689	$1,032	$889

Net income per share:
Basic	$0.09	$0.03	$0.04	$0.04

Diluted	$0.08	$0.03	$0.04	$0.03

Weighted average shares outstanding:
Basic	24,078	22,952	23,894	22,751

Diluted	27,311	26,023	27,211	25,730

Non-GAAP Financial Results (See “Use of Non-GAAP Financial Information”) (1):
Non-GAAP operating margin	$2,938	$631	$3,115	$787
Non-GAAP net income	3,268	740	3,745	974
Non-GAAP net income per share:
Basic	$0.14	$0.03	$0.16	$0.04

Diluted	$0.12	$0.03	$0.14	$0.04

(1)  Net income for the three and six months ended June 30, 2006 included stock-based compensation of $1.1 million and $2.7 million, respectively, which included the impact of adopting SFAS 123(R) effective January 1, 2006 and, to a lesser extent, options granted to certain members of the Board of Directors as payment for Board-related Services recorded in accordance with SFAS 123(R) and the issuance of restricted stock awards and stock units. Net income for the three and six months ended June 30, 2005 included stock-based compensation related to options granted to certain members of the Board for Board-related Services recorded in accordance with APB Opinion No. 25.
     The following table sets forth the stock-based compensation expense resulting from share-based arrangements that is recorded in the Company’s unaudited condensed consolidated statements of operations for the periods indicated (in thousands):

	For the Three Months		For the Six Months
	Ended June 30,		Ended June 30,
	2006	2005	2006	2005
Cost of recurring revenues	$80	$—	$200	$—
Cost of service revenues	149	—	448	—
Cost of license revenues	1	—	4	—
Sales and marketing	517	—	1,246	—
Research and development	102	—	296	—
General and administrative	248	51	519	85

Total non-cash stock-based compensation expense	$1,097	$51	$2,713	$85

THE ULTIMATE SOFTWARE GROUP, INC. AND SUBSIDIARY
Unaudited Reconciliation of Historical Non-GAAP Financial Measures to GAAP Financial Measures
(In thousands, except per share amounts)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2006	2005	2006	2005
Non-GAAP operating margin reconciliation:
Operating margin	$1,841	$580	$402	$702
Operating margin as a % of total revenue	7%	3%	1%	2%
Add back:
Effect of stock-based compensation	1,097	51	2,713	85

Non-GAAP operating margin	$2,938	$631	$3,115	$787

Non-GAAP operating margin as a % of total revenue	10%	3%	6%	2%

Non-GAAP net income reconciliation:
Net income	$2,171	$689	$1,032	$889
Add back:
Stock-based compensation	1,097	51	2,713	85

Non-GAAP net income	$3,268	$740	$3,745	$974

Non-GAAP diluted net income per share reconciliation:
Net income per share	$0.08	$0.03	$0.04	$0.03
Add back:
Effect of stock-based compensation on net income per share	0.04	—	0.10	0.01

Non-GAAP net income per share	$0.12	$0.03	$0.14	$0.04

Shares used in calculation of basic and diluted GAAP and non-GAAP net income per share:
Basic	24,078	22,952	23,894	22,751

Diluted	27,311	26,023	27,211	25,730